INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

December 28, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:
Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Advisory Research Strategic Income Fund (formerly, the Advisory Research Value Income Fund) (the “Fund”)

This letter summarizes the comments provided by Mr. Chad Eskildsen of the Staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 26, 2012, regarding Post-Effective Amendment No. 292 to the Registrant’s Form N-1A registration statement with respect to the Advisory Research Strategic Income Fund (formerly, Advisory Research Value Income Fund) series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 300 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Investment Objective

1.  Given that the name of the Fund includes the term “Income,”  please state that the Fund’s primary investment objective is to seek income and its secondary objective is to seek long term capital appreciation.

Response:  The Registrant has modified the disclosure of its investment objectives to reflect this change.

Fees and Expenses

2.  Include the full heading “Fees and Expense of the Fund” to the section in order to be consistent with Item 3 of Form N-1A.

Response:  The section heading has been updated to reflect the suggested change.

Fees and Expenses Table

3.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment adviser that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response:  The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Advisory Research Inc. (the “Adviser”), as an exhibit to the Amendment.  The Registrant confirms that the term of the contractual waiver is longer than one year.

4.  Confirm whether estimated acquired fund fees and expenses are anticipated to be greater than one basis point.  If yes, include such estimated acquired fund fees and expenses in the Fees and Expenses Table.

Response: The Registrant currently estimates that the expenses of the ETFs in its portfolio (the acquired fund fees and expenses) will be 4 basis points.  The Fees and Expenses Table has been updated to reflect such estimated expenses.

5.  Provide the completed Fees and Expenses table to the staff before the effective date of the Amendment.

Response:  The Registrant confirms that the completed Fees and Expenses table was emailed to Mr. Eskildsen on December 21, 2012.

Principal Investment Strategies – Summary Section

6.  Given that the name of the Fund includes the term “Value,” please explain or describe the value aspect of the Fund’s investment strategy.

Response:  The Fund has prior to the filing of the Amendment changed its name to “Advisory Research Strategic Income Fund.”  Therefore, the Fund’s name no longer includes the term “Value.”

Principal Risks of Investing

7.  Premiums from writing options generate capital gains not income.  Therefore, please revise the statement “This technique offers the Fund the potential to earn additional income …” under “Covered Call Options” risk.

Response:  The statement has been updated to reflect the suggested change.

Performance

8.  Provide an analysis in accordance with the Staff’s no-action letter to North American Security Trust (August 5, 1994) (“North American”) illustrating how the Registrant determined that it may use the historical performance data of one of the Fund’s predecessor funds and which predecessor fund would serve as the accounting surviving entity of the Fund.

Response:  In North American, the Staff stated that, in determining whether a surviving fund, or a new fund resulting from a reorganization, is justified in using the historical performance data of one of several predecessor funds, the attributes of the surviving or new fund should be compared with those of the predecessor funds in order to determine which predecessor fund, if any, most closely resembles the surviving or new fund.  The Staff stated that, among other factors, the surviving or new fund’s investment adviser(s), investment objective(s), policies and restrictions, expense structures and expense ratios, asset sizes and portfolio compositions should be compared with those of each predecessor fund.  The Staff stated that these factors are substantially similar to the factors that the Staff considers in determining the accounting survivor of a business combination involving investment companies.

The Registrant notes that, pursuant to an agreement of exchange and plan of reorganization, Advisory Research Value Income Fund, L.P. (“Partnership I”) will acquire the assets and will assume the liabilities of Advisory Research Value Income Fund II, L.P. (“Partnership II”) in exchange for Partnership I limited partnership interests (the “Partnership Exchange”).  Immediately after the consummation of the Partnership Exchange, the Fund will acquire the assets and will assume the liabilities of Partnership I in exchange for full and fractional shares of the Fund.  Immediately thereafter, Partnership I will cause the shares of the Fund issued to Partnership I to be credited to the accounts of the partners of Partnership I in complete liquidation of Partnership I.  Therefore, the Registrant believes that the reorganization is, in substance, a combination of Partnership II into Partnership I, with the larger Partnership I being the surviving entity which is then, in effect, reorganized into the Fund.  In addition, while Partnership I, Partnership II and (immediately after the reorganization) the Fund (i) have the same investment adviser, (ii) have the same investment objectives, policies and restrictions, and (iii) hold the same securities, immediately after the reorganization, 90% of the net assets of the Fund will be attributable to Partnership I and only 10% of the net assets of the Fund will be attributable to Partnership II.  Also, the expense ratio of Partnership I will most closely resemble the expense ratio of the Fund.  In light of the foregoing and in accordance with the analysis prescribed by the Staff in North American,  the Registrant believes that (a) it is justified in using the historical performance data of Partnership I or Partnership II, and (b)  Partnership I is more appropriately the accounting survivor of, and should have its financial statements carried forward after, the reorganization.

9.  Provide a legal analysis as to why the conversion of two limited partnerships complies with the use of the predecessor account’s performance under the Staff’s no-action letter to MassMutual Institutional Funds (Sept. 28, 1995) (“MassMutual”).

Response:  In MassMutual, the Staff agreed not to recommend enforcement if, subsequent to a reorganization of a private account into a newly created investment company, the investment company included the private account’s performance in calculating its total return in the investment company’s prospectus, statement of additional information, advertisements and sales literature.   The Staff’s position was based primarily on two representations that: (1) the investment company and the predecessor account were managed in the same manner in all material respects; and (2) the investment company was created for purposes entirely unrelated to the establishment of a performance record.  Both of these representations can be made by the Registrant with respect to the proposed transaction.  In addition, the Registrant believes that there are no facts in the proposed reorganization that are inconsistent with those upon which the staff based its position in MassMutual.  The Registrant notes that, as disclosed in the registration statement, prior to the reorganization of Partnership I into the Fund, Partnership II will be reorganized into the larger Partnership I.  Partnership I and Partnership II have identical investment objectives, policies and guidelines, and invest in parallel.  The Registrant believes that the fact that the partnership that will reorganize into the Fund will first acquire another partnership does not in any way affect the applicability of MassMutual.  In fact, the transaction was structured as a two-step process in order to ensure that the facts surrounding the Fund reorganization would be consistent with MassMutual, as well as the Staff’s no-action letter to North American.  Therefore, the Registrant believes that the proposed transaction, including the adoption of the predecessor Partnership I’s performance record, is consistent with Staff guidance, including the Staff’s position in MassMutual.

10.  Provide an explanation as to when and why the predecessor accounts were created.

Response: The predecessor accounts were created as vehicles for providing income and capital appreciation to the advisor’s private account clients.  Partnership I (Advisory Research Value Income Fund, L.P.) was created on June 30, 2003, and Partnership II (Advisory Research Value Income Fund II, L.P.) was created on September 30, 2003.

11.  Confirm that the predecessor account’s returns shown have been adjusted to reflect the estimated “gross” annual operating expenses of the Fund.

Response:  The Registrant confirms that the predecessor account’s returns shown have been adjusted to reflect the estimated “gross” annual operating expenses of the Fund.

12.  Confirm that there are no other accounts managed by the investment adviser with investment strategies substantially similar to the investment strategies of the Fund.  If other accounts are managed with investment strategies substantially similar to those of the Fund, (1) were any such accounts converted to registered open-end funds, and (2) please provide an explanation as to why those accounts were not chosen.

Response:  The Fund’s advisor has represented that it currently provides investment management services to two separately managed accounts that have an investment objective similar to the investment objectives of the Fund.  These accounts were not selected due to (a) their small size, (b) their recent inception in November, 2012, and (c) the fact that they are individual client accounts rather than pooled vehicles.

13.  Confirm that the predecessor account would have been able to comply with the restrictions imposed by Subchapter M of the Internal Revenue Code of 1986.

Response:  The Registrant confirms that the predecessor account would have been able to comply with the restrictions imposed by Subchapter M of the Internal Revenue Code of 1986.

14.  Confirm that the predecessor account will transfer substantially all of its assets into the Fund.

Response:  The Registrant confirms that the predecessor account will transfer all of its assets into the Fund.
15.  Please move the paragraph above the Average Annual Total Returns table on page 5 of the Prospectus to the introductory paragraphs under the heading “Performance,” before the bar chart.

Response:  The Fund has made the requested change.

STATEMENT OF ADDITIONAL INFORMATION

16.  With respect to the sub-section entitled “SWAP Agreements,” acknowledge that the Fund has considered the staff’s Concept Release No. 29-776 to the Investment Company Institute, dated August 31, 2011, regarding derivatives-related disclosures by investment companies.

Response:  The Fund does not intend to engage in SWAP transactions.  Therefore, reference to SWAP agreements and the sub-section entitled “SWAP Agreements” have been deleted from the SAI.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Investment Managers Series Trust
Treasurer